U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 FORM U-9C-3




                   QUARTERLY REPORT PURSUANT TO RULE 58 OF
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                 For the quarterly period ended June 30, 2001
                                                -------------










                         GPU, Inc. (File No. 074-00023)
--------------------------------------------------------------------------------
                      (Name of Registered Holding Company)

                  300 Madison Avenue, Morristown, NJ 07962-1911
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                                    GPU, Inc.


                     Quarterly Report Pursuant to Rule 58 of
                 the Public Utility Holding Company Act of 1935

                  For the quarterly period ended June 30, 2001
                               -------------------



                                Table of Contents

  Item
   No.                             Title                                 Page
--------   --------------------------------------------------------      -----
    1      Organization Chart                                              1

    2      Issuances and Renewals of Securities and
           Capital Contributions                                           2

    3      Associate Transactions                                          3

    4      Summary of Aggregate Investment                                 5

    5      Other Investments                                               6

    6      Financial Statements and Exhibits:

               A - Financial Statements                                    7

               B - Exhibits                                                7

               C - Certificate of GPU, Inc.                                7

           Signature                                                       8










  Note: All dollar amounts shown in this Form U-9C-3 are expressed in thousands except for the amounts presented in the financial statements (Exhibit
         A), which are expressed in whole dollars.


                                            ITEM 1 - ORGANIZATION CHART

                                           Energy (ERC)
                                           or Gas (GRC)        Date of      State of    Percentage of Voting     Nature of
   Name of Reporting Company               Related Company   Organization  Organization  Securities Held *        Business
   -------------------------               ---------------   ------------  ------------  -----------------        --------

GPU, Inc. (a)
---------

  GPU Advanced Resources, Inc. (b)           ERC              09/13/96        Delaware       100.0%                (c)

  GPU Diversified Holdings LLC (b)           ERC              08/03/00        Delaware       100.0                 (d)

    GPU Solar, Inc.                          ERC              07/09/97        New Jersey      50.0                 (e)



* Sets forth the percentage of voting securities held directly or indirectly by GPU, Inc. or GPU Diversified Holdings LLC, as applicable.
(a) GPU, Inc., a registered holding company, holds securities directly or indirectly in the energy-related companies set below its name.
(b)  These GPU companies are direct wholly owned subsidiaries of GPU, Inc.
(c) This subsidiary was formed to engage in energy services and retail energy sales.
(d) This energy-related company holds securities directly in the energy-related company set below its name.
(e) This subsidiary is involved in the development and commercialization of photovoltaics.


           Narrative Description of Activities for Reporting Period
           --------------------------------------------------------

     In the second quarter of 2001, GPU, Inc. made capital contributions of $400 thousand to GPU Diversified Holdings LLC.


   ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


                                  Type of     Principal                         Company to         Collateral      Consideration
                                  Security    Amount of    Issue or  Cost of    whom Security      Given with        Received
Company Issuing Security          Issued      Security     Renewal   Capital    was Issued         Security      for Each Security
------------------------          ------      --------     -------   -------    ----------         --------      -----------------


          None.






                          Company Contributing                 Company  Receiving               Amount of Capital
                                Capital                             Capital                       Contribution
                          --------------------            ----------------------------          -----------------

                                 GPU, Inc.                GPU Diversified Holdings LLC                $400





Note:  The information provided in Item 2 presents the activities of the
----   reporting period only.

                         ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies


                                                                                                        Total
    Reporting Company                  Associate Company                                               Amount
    Rendering Services                 Receiving Services          Types of Services Rendered          Billed
 -------------------------      ------------------------------   -----------------------------        -------


None.










Note:   The information provided in Item 3 presents the activities of the
----    reporting period only.



                 ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies



                                                                                                              Total
     Associate Company             Reporting Company                                                          Amount
     Rendering Services            Receiving Services               Types of Services Rendered                Billed
     ------------------            ------------------               --------------------------                ------

GPU Diversified Holdings LLC (a)   GPU Solar, Inc.                  Management, marketing and technical       x (b)
                                                                    expertise for GPU Solar, Inc.

GPU Service, Inc.                  GPU Diversified Holdings LLC     Legal and certain general and             x (b)
                                                                    administrative services for
                                                                    GPU Diversified Holdings LLC


GPU Service, Inc.                  GPU Advanced Resources, Inc.     Legal and certain general and            xx (b)
                                                                    administrative services for
                                                                    GPU Advanced Resources, Inc.



Note: The information provided in Item 3 presents the activities of the reporting period only. The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

     (a) Management, marketing and technical services rendered to GPU Solar, Inc. are being performed by certain employees of GPU Service, Inc. (on behalf of GPU Diversified Holdings LLC).

     (b) The amounts shown include overhead charges applied, at a rate of 17.62%, to employee salaries billed for services rendered. No capital costs were charged.



                       ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:

   Total average consolidated capitalization as of  June 30, 2001          $10,315,646              Line 1
                                                    ------------
     Total capitalization multiplied by 15% (line 1 multiplied by 0.15)      1,547,347              Line 2
     Greater of $50 million or line 2                                                  $1,547,347   Line 3

     Total current aggregate investment:
     (categorized by major line of energy-related business)
        Energy services and retail energy sales (Category V)                    25,900
        Development and commercialization of photovoltaics (Category II)         1,100
                                                                                ------
             Total current aggregate investment                                            27,000   Line 4
                                                                                        ---------

     Difference between the greater of $50 million or 15% of capitalization  and the total aggregate investment of the registered holding company
          system (line 3 less line 4)                                                  $1,520,347   Line 5
                                                                                        =========




Note: The caption "Total average consolidated capitalization" includes total ---- common equity, preferred equity (including amounts due within one year), long-term debt (including amounts due within one year) and short-term debt.

        The caption "Total current aggregate investment" includes all amounts invested or committed to be invested in energy-related companies on or after the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary company thereof.



                         ITEM 5 - OTHER INVESTMENTS

                                         Aggregate Investment as of   Change in Investments      Reason for Change
Major Line of Energy-Related Business        March 31,  2001          During Reporting Period    in  Investments
-------------------------------------    --------------------------   -----------------------    -----------------

Energy services and retail energy
  sales (Category V)                             $25,900                      $  -               No change.




Development and commercialization of
  photovoltaics (Category II)                        700                       400               In  the  second  quarter of 2001,
                                                                                                 GPU, Inc. made capital
                                                                                                 contributions of  $400  thousand
                                                                                                 to GPU  Diversified  Holdings LLC.





                  ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A.  Financial Statements
    --------------------

  A-1 Financial statements of GPU Advanced Resources, Inc. for the quarter ended June 30, 2001.

  A-2 Financial statements of GPU Diversified Holdings LLC for the quarter ended June 30, 2001.

  A-3 Financial statements of GPU Solar, Inc. for the quarter June 30, 2001 - filed pursuant to request for confidential treatment.


B.  Exhibits
    --------

    Contracts Required by Item 3
    ----------------------------

  B-1 Contract between GPU Service, Inc. and GPU Advanced Resources, Inc. to provide legal and certain general and administrative services - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 1997.

  B-2 Stockholders Agreement made and entered into as of January 7, 1998 by and among GPU International, Inc., AstroPower, Inc. and GPU Solar, Inc. (in connection with the sale of GPU International, Inc. on December 22, 2000, the Stockholders Agreement was amended such that GPU International, Inc. transferred its interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC) - incorporated by reference to Exhibit B-12 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

  B-3 Amendment No. 1 to Stockholders Agreement made and entered into as of December 1, 2000 by and among GPU International, Inc., AstroPower, Inc., GPU Diversified Holdings LLC and GPU Solar, Inc. (this amendment essentially transferred GPU International, Inc.'s interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC) - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

  B-4 Contract between GPU Service, Inc. and GPU Diversified Holdings LLC to provide legal and certain general and administrative services.




C.  Certificate of GPU, Inc.
    ------------------------

                                    SIGNATURE


     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.




                              GPU, INC.


August 29, 2001
                              By /s/ P. E. Maricondo
                                 ---------------------------------
                                 P. E. Maricondo,
                                 Vice President and Comptroller
                                 (principal accounting officer)